

November 1, 2023

Howard Lee
Chief Executive Officer
Lucas GC Ltd
Room 5A01, 4th Floor
Air China Building, Xiaoyun Road
Sanyuanqiao, Chaoyang District
Beijing 100027, China

> **Re: Lucas GC Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed October 27, 2023**
> **File No. 333-270107**

Dear Howard Lee:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Form F-1 filed October 27, 2023

Consolidated Financial Statements
Note 2. Summary of significant accounting policies
(d) Convenience translation, page F-9

1. We note that your convenience translation is based on the rate as of December 31, 2022. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing, June 30, 2023, or as of the most recent date practicable, if materially different. Refer to Rule 3-20 (b)(1) of Regulation S-X and prior comment 29 of our comment letter dated December 23, 2022.

Unaudited Condensed Consolidated Financial Statements
Note 14. Subsequent events, page F-53

2.   Please revise to disclose the specific date through which you evaluated subsequent events. Refer to ASC 855-10-50-1(a) and to prior comment 37 of our comment letter dated December 23, 2022.

    Please contact Dave Edgar at 202-551-3459 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yang Ge